UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.

(Name of Subject Company)

Osiris Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

James Black

Chief Legal Officer

Osiris Therapeutics, Inc.

7015 Albert Einstein Drive

Columbia, Maryland 21046

(443) 545-1800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.

Leslie B. Reese, III, Esq.

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Osiris Therapeutics, Inc., a Maryland corporation (“Osiris”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Smith & Nephew plc, an English public limited company (“Smith & Nephew”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Smith & Nephew, Parent and Purchaser with the SEC on March 20, 2019, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Osiris (the “Shares”) for a purchase price of $19.00 per Share, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.                                                ADDITIONAL INFORMATION

The subsection entitled “Litigation” in Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Litigation

On March 22, 2019, a putative stockholder class action captioned Recupero v. Friedli, et al., Case No. 1:19-cv-00870-ELH, was filed in the United States District Court for the District of Maryland.   The complaint names as defendants the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and the rules promulgated thereunder, in connection with the Osiris board’s agreement to sell Osiris to Smith & Nephew plc.  Specifically, the complaint alleges that the Schedule 14D-9 omitted material information.  For example, the complaint alleges the financial analyses conducted by third-party advisors were inadequate.  The complaint seeks, among other things, injunctive relief barring the proposed transaction and declaratory relief that the defendants violated the Exchange Act.

On March 25, 2019, a putative stockholder class action captioned Scarantino v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00876-DKC, was filed in the United States District Court for the District of Maryland.  The complaint names as defendants Osiris, the members of Osiris’ board of directors, Smith & Nephew plc, Smith & Nephew Consolidated, Inc. and Papyrus Acquisition Corp. The complaint alleges, in part, that the Schedule 14D-9 omitted material information.  As such, the complaint alleges that the defendants violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder.  The complaint seeks, among other things, injunctive relief barring the proposed transaction, as well as declaratory relief that the defendants violated the Exchange Act.

Also on March 25, 2019, a putative stockholder class action captioned Bartlome v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-02657 was filed in the United States District Court for the Southern District of New York.  The complaint names as defendants Osiris and the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder, in connection with the Offer.  Specifically, the complaint alleges, in part, that the Schedule 14D-9 omitted material facts.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

On March 27, 2019, a putative stockholder class action captioned Albrecht v. Osiris Therapeutics, Inc., et al., Case No. 1:19-cv-00903-ELH, was filed in the United States District Court for the District of Maryland.  The complaint names as defendants Osiris and the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder, in connection with the Offer.  Specifically, the complaint alleges, in part, that the Schedule 14D-9 omitted material facts. The complaint seeks, among other things, injunctive relief barring the proposed transaction.

Also on March 27, 2019, a putative stockholder class action captioned Stein v. Osiris Therapeutics, Inc., et al., Case No. 1:19-cv-00907-JKB, was filed in the United States District Court for the District of Maryland.  The complaint names as defendants Osiris, the members of Osiris’ board of directors, Smith & Nephew plc, Smith & Nephew Consolidated, Inc. and Papyrus Acquisition Corp.  The complaint alleges, in part, that the Schedule 14D-9 omitted material information.  As such, the complaint alleges that the defendants violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Osiris Therapeutics, Inc.

Dated: March 27, 2019	By:	/s/ Samson Tom
Name: Samson Tom
Title: President and Chief Executive Officer

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